UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated:  April 28, 2011

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK ANNOUNCES STRONG GROWTH IN FIRST QUARTER 2011 RESULTS

SEQUENTIAL QUARTERLY REVENUE INCREASE OF 8% AND YEAR OVER YEAR INCREASE OF 56%

MIGDAL HAEMEK, Israel – April 28, 2011 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended March 31, 2011.

Main Financial Highlights of the First Quarter

•	Revenues of $27.5 million, representing a sequential quarterly increase of 8% and a year-over-year increase of 56%.

•	Non-GAAP gross margin of 47.0% for the quarter compared with 41.0% in the first quarter of last year; GAAP gross margin of 46.6% for the current quarter.

•	Both non-GAAP operating income and net income of $3.1 million in the quarter; GAAP operating income of $3.0 million and GAAP net income of $2.4 million.

•	Non-GAAP earnings per diluted share of $0.10; GAAP earnings per diluted share of $0.08.

Results for the three months ended March 31, 2011 on a non-GAAP basis, exclude the following items:         (i) Expenses with respect to the acquisition of SELA and Printar; and (ii) share based compensation expenses. A re-conciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

First Quarter 2011 Financial Results

Revenues for the first quarter of 2011 increased 56% to $27.5 million, compared to $17.6 million in the first quarter of 2010. Revenues grew 8% sequentially, and came in slightly above the formerly issued guidance range of between $25-27 million. The ongoing growth is as a result of the continued increase in demand from customers as well as the penetration into new customers and increasing sales of the Company’s new products.

Gross profit on a GAAP basis in the quarter totaled $12.8 million (46.6% of revenues), compared with $7.0 million (40% of revenues) in the first quarter of 2010. Gross profit on a non-GAAP basis in the quarter totaled $12.9 million (47.0% of revenues), compared with $7.3 million (41% of revenues) in the first quarter of 2010.

Operating income on a GAAP basis in the quarter was $3.0 million (10.8% of revenues) compared with an operating loss of $0.4 million in the first quarter of 2010.  Non-GAAP operating income was $3.1 million (11.5% of revenues) in the quarter compared with an operating loss of $0.1 million in the first quarter of 2010.

Net income on a GAAP basis in the first quarter of 2011 totaled $2.4 million, or $0.08 per diluted share, compared to a net loss of $0.9 million, or a loss of $0.03 per diluted share in the first quarter of 2010.

Net income on a non-GAAP basis in the first quarter of 2011 was $3.1 million, or $0.10 per diluted share, compared with a net loss of $0.3 million, or $0.01 per diluted share in the first quarter of 2010.

Cash and cash equivalents levels as of March 31, 2011 were $9.2 million with an additional amount of $5.2 million in restricted cash compared with $9.6 million and $5.2 million restricted cash at December 31, 2010.

Management Comment

Roy Porat, Camtek’s Chief Executive Officer, commented:  “We are very pleased with our strong results and it is a great start for 2011. This quarter’s success was the result of our continuous efforts in reshaping our business that started eight quarters ago and has resulted in gradual growth since then. The growth has cemented our sound position in our legacy inspection businesses in the back-end semiconductor and PCB industries. We are also now moving from proving feasibility to actually establishing a position with our new front-end semiconductor inspection and sample preparation product lines.”

Mr. Porat concluded:  “For the second quarter of 2011, we anticipate flat to moderate growth with revenues of between $27-29 million.”

Conference Call

Camtek will host a conference call today, April 28, 2011, at 10:00 am ET. Roy Porat, Chief Executive Officer and Mira Rosenzweig, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2011	2010
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	9,218	9,577
Accounts receivable, net	32,672	28,817
Inventories	24,227	24,034
Due from affiliates	844	384
Other current assets	2,322	2,414
Deferred tax asset	54	54
Total current assets	69,337	65,280
Fixed assets, net	14,877	15,077

Restricted deposits *	5,196	5,182
Long term inventory	2,155	2,304
Deferred tax asset	152	152
Other assets, net	460	460
Intangible assets, net **	4,108	4,163
Goodwill	3,653	3,653
	15,724	15,914
Total assets	99,938	96,271

Liabilities and shareholders’ equity
Current liabilities
Short term bank loans	1,436	1,409
Accounts payable – trade	10,291	9,761
Long term bank loans – current portion	433	433
Other current liabilities	22,292	21,408
Total current liabilities	34,452	33,011

Long term liabilities
Long term bank loans	650	758
Liability for employee severance benefits	673	626
Other long term liabilities **	7,494	7,884
	8,817	9,268
Total liabilities	43,269	42,279

Commitments and contingencies
Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
31,425,945 issued as March 31, 2011 and 31,370,359 as of December 31, 2010, outstanding 29,333,569
as of March 31, 2011 and 29,277,983 as of December 31, 2010	133	132
Additional paid-in capital	60,707	60,452
Accumulated losses	(2,273)	(4,694)
	58,567	55,890
Treasury stock, at cost (2,092,376 as of March 31, 2011 and December 31, 2010)	(1,898)	(1,898)
Total shareholders' equity	56,669	53,992
Total liabilities and shareholders' equity	99,938	96,271

(*)	Bank guarantee against credit line related to the Rudolph Technologies appeal
(**)	Relates to Printar and SELA acquisitions

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	U.S. dollars

Revenues	27,470	17,627	87,780
Cost of revenues	14,663	10,612	49,361

Gross profit	12,807	7,015	38,419

Research and development costs	3,779	3,086	12,906
Selling, general and administrative expenses	6,063	4,341	20,662

	9,842	7,427	33,568

Operating income (loss)	2,965	(412)	4,851

Financial expenses, net	(408)	(432)	(1,478)

Income (loss) before income taxes	2,557	(844)	3,373

Income tax	(136)	(100)	(557)

Net income (loss)	2,421	(944)	2,816

Earnings (loss) per ordinary share:

Basic	0.08	(0.03)	0.10

Diluted	0.08	(0.03)	0.09

Weighted average number of ordinary shares outstanding:

Basic	29,300	29,242	29,259

Diluted	30,112	29,242	30,360

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	U.S. dollars		U.S. dollars

Reported net income (loss) on GAAP basis	2,421	(944)	2,816

Acquisition of Sela and Printar related expenses (1)	563	647	2,093
Inventory write -downs	-	-	159
Share-based compensation	109	41	155
Restructuring expenses (2)	-	-	544

Non-GAAP net income (loss)	3,093	(256)	5,767

Gross margin on GAAP basis	46.6%	40%	43.8%
Reported gross profit on GAAP basis	12,807	7,015	38,419

Acquisition of Sela and Printar related expenses (1)	563	280	731
Inventory write off	-	-	159
Non GAAP gross margin	47.0%	41%	44.8%
Non-GAAP gross profit	12,910	7,295	39,309

Reported operating income (loss) on GAAP basis	2,965	(412)	4,851

Acquisition of Sela and Printar related expenses (1)	80	280	731
Inventory write off	-	-	159
Share-based compensation	109	41	155
Restructuring expenses (2)	-	-	544

Non-GAAP operating income (loss)	3,154	(91)	6,440

(1)
During the three months ended March 31, 2011 and 2010 and the twelve months ended December 31, 2010, the Company recorded acquisition expenses of $0.6 million, $0.6 million and $2.1 million, respectively, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0 million, $0.2 million and $0.4 million, respectively . These amounts are recorded under cost of revenues line item. (2) Revaluation adjustments of $0.5 million, $0.4 million and $1.4 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (3) $0.07 million, $0.05 million and $0.3 million amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
The Company has entered into a Memorandum of Understanding with a Belgian company, according to which, commencing June 2010, this company began to distribute the Company’s products for the PCB industry in Europe, subject to and in accordance with terms and conditions referred to in the agreement. Therefore, the Company implemented a restructuring plan in its Belgium subsidiary which includes mainly a reduction in workforce and recorded $0.3 million as restructuring expenses under selling, general and administrative expenses line item.

During the twelve months ended December 31, 2010 the Company recorded $0.28 million of restructuring expense with respect to reorganization in its subsidiaries in China.